

May 30, 2013

Via E-mail
David A. Rines
Senior Counsel
Ashland, Inc.
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391

> **Re: Ashland, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 7, 2013**
> **File No. 333-188418**

Dear Mr. Rines:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you are registering the Exchange Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman &Sterling no-action letters.

Summary of the Terms of the Exchange Offers, page 3

2. Please confirm supplementally that the offer will be open at least through midnight on the twentieth business day following commencement of the offering. In this regard, we note your disclosure that the exchange offer expires at 5:00 pm on the expiration date. See Rule 14e-1(a) under the Securities Exchange Act of 1934. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

The Exchange Offers, page 19

Expiration Date; Extensions; Amendments, page 21

3. We note your disclosure on page 21 that you reserve the right in your sole discretion to "delay accepting any Original Notes." Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c) under the Securities Exchange Act of 1934. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

4. We note your reservation on page 21 of the right to amend the terms of the offer or to waive a material condition. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change. Please revise here and throughout the document, as necessary.

Exhibit 5.2, Opinion of Peter J. Ganz

5. We note general counsel's opinion that the Exchange Notes are duly authorized by the Company. Please also provide an opinion of general counsel as to whether the Company is validly existing and that the Company has the power to create the binding obligation of the Exchange Notes pursuant to the laws of the Commonwealth of Kentucky, as currently in effect. See Item 601(b)(5) of Regulation S-K and Section II.B.1.e of Staff Legal Bulletin 19 (CF).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or me at (202) 551-3397, if you have any questions regarding our comments.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Andrew J. Pitts (*via e-mail*)
        Cravath, Swaine & Moore LLP